CHINA OUMEI REAL ESTATE INC.
Floor 28, Block C, Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People’s Republic of China
Tel: (86) 532 8099 7969

December 13, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed November 24, 2010
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 9, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

The Company, page 2

1.	We note you have revised your disclosure to state that you have completed 17 projects, up from 15, and that you have six projects under construction, down from seven. Please explain to us where the additional completed projects came from. Please revise your disclosure as appropriate.

Company Response: During the third quarter of 2010, we completed the construction of two projects, Longhai Lidu 1 & 2 and Qilu Textile Centre (Commercial). We also commenced construction of one of our projects in planning, Xingfu Renjia Phase 2. Therefore, our completed projects increased from 15 to 17 (due to the addition of Longhai Longhai Lidu 1 & 2 and Qilu Textile Centre (Commercial)), our projects under construction decreased from seven to six (due to the deletion of Longhai Lidu 1 & 2 and Qilu Textile Centre (Commercial) and the addition of Xingfu Renjia Phase 2), and our projects in planning decreased to from five to four (as a result of the removal of Xingfu Renjia Phase 2).

Risk Factors, page 7

We may be exposed to potential risks related to our internal controls …, page 12

2.	We note your response to comment 2 of our letter dated November 19, 2010. Please expand the risk factor subheading to highlight the lack of experience of your accounting staff.

Company Response: We have revised the risk factor subheading as follows:

“We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors. In particular, we may have potential material weaknesses or significant deficiencies in our internal controls over financial reporting due to our accounting staff’s relative lack of experience and knowledge of U.S. GAAP. If we are unable to receive a positive attestation from our independent auditors with respect to our internal controls when we are required under applicable laws, investors and others may lose confidence in the reliability of our financial statements which could affect the trading price of our stock.”

3.	We note your responses to comments 3 and 4 of our letter dated November 19, 2010. Based on your current disclosure, it is unclear if Mr. Zhou was deliberately avoiding compliance with the 2006 M&A Rule. Within your business section, please revise to clarify the basis for your belief that the overall transaction complied with the 2006 M&A Rule because Mr. Zhou’s role was only transient.

Company Response: We have revised the relevant part under “Business—PRC Government Regulations—Mergers and Acquisitions” as follows:

"As we stated under ‘Risk factors—Risks Related to Doing Business in China—Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval,’ Oumei was acquired in 2007 by Leewell, which was then owned and controlled by Mr. Li Zhou, an Australian citizen. Mr. Zhou acted as a nominee of Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, the daughter of Mr. Antoine Cheng. Mr. Cheng was a PRC citizen at the time but has since become a Philippine citizen. The acquisition was approved by the local counterpart of the MOFCOM. Mr. Zhou also founded Longhai Holdings, a BVI company. In September 2009, ownership of Longhai Holdings was transferred to Mr. Cheng. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of Mr. Zhou’s equity interest in Leewell. We did not seek or obtain the approval from the central office of MOFCOM in Beijing because we believed that Mr. Zhou’s role in the transaction was only transient and that the ultimate substance of the transaction was the acquisition of Oumei by Mr. Cheng, our Chairman, who is no longer a PRC citizen. As a foreign citizen, Mr. Cheng’s ultimate ownership of Oumei is not prohibited by the 2006 M&A Rule. Although Mr. Zhou did not deliberately avoid compliance with the 2006 M&A Rule and believed in good faith that, given the transient nature of his ownership interest, no legal issue arose under the 2006 M&A Rule, the PRC regulatory authorities may still take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoiding compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing as opposed to MOFCOM’s local office) through the use of a nominee arrangement, trust or similar means, which is prohibited. In other words, the PRC regulatory authorities may believe that, notwithstanding the transient nature of Mr. Zhou’s ownership, these transactions and the Share Exchange Agreement are part of an overall series of arrangements which constitute a Round-trip Investment and as a result, these transactions may be deemed invalid by the PRC regulatory authorities."

Results of Operations

Comparison of Nine Months Ended September 25, 2010 and September 25, 2009, page 31

4.	Please tell us why sum of the percentages from both tables on pages 32 and 33 for the revenues recognized for the nine months ended September 25, 2010 only equal 97.6%.

Company Response: These two tables do not include the sales of inventory, which is the last category included in the second table (consolidated table) on page 33 and represents the remaining 2.4% of revenues recognized.

For the purpose of clarification, we have revised the definition of the term “sales of inventory” in footnote 7 as “the sale of unsold properties from projects completed prior to the applicable period, in which a very small number of units remained unsold at the beginning of the current period and the Company had withdrawn active selling activity.”

5.	For your table of finished projects, please tell us why the “percentage of total GFA delivered as of September 25, 2010” is not 100% for all of the projects.

Company Response: Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA. This calculation does not apply to projects in which 100% of GFA had been completed and delivered prior to the current period. In the table in question, since Fuxiang Huayuan 1 & 2, Xingfu Renjia 1, and Oumei Complex 1 had been 100% completed and delivered prior to the 9 months ended September 25, 2010, the “percentage of total GFA delivered” calculation does not apply to them.

We have updated the definition of “percentage of total GFA delivered” on pages 32, 36 and 40.

6.	Footnote 1 to your finished projects table indicates that “total GFA” includes properties under construction and planning. Please clarify why properties under construction or planning would be included in a table for “finished projects.”

Company Response: Projects under construction or planning are not included in this table. The purpose of Footnote 1 is to provide a definition of "total GFA" for this table and the tables that follow. We have revised the statement in footnote 1 from "[t]he amounts for ‘total GFA’ in this table …" to "[t]he amounts for ‘total GFA’ in this table and the other tables in this section …"

7.	Please tell us why Dongli Garden 1 is not included in your table of finished projects even though it has reached 100% completion.

Company Response: All buildings that had broken ground in Dongli Garden 1 have been 100% completed. However, seven high-rise buildings were later added to the project’s master-plan, but have not begun construction as of the period ended September 25, 2010. Therefore, the percentage of completion has been revised to 68.69% (rounded to 69%) to reflect the additional GFA.

We have revised the progress table on page 33 and the “Projects under Construction” table on page 64 accordingly to reflect these updates.

Executive Compensation, page 83

8.	Please disclose the options granted to each of your named executive officers in 2010 and the applicable vesting requirements.

Company Response: We have revised the Registration Statement in accordance with this comment as follows:

“On November 4, 2010, we granted to Mr. Weiqing Zhang, our Chief Executive Officer, Mr. Zhaohui John Liang, our Chief Financial Officer, and Mr. Yang Chen, our President, options to purchase 434,000, 372,000 and 434,000 ordinary shares, respectively, under the Equity Incentive Plan. Each option has an exercise price of $5.00 per share and vests with respect to 50% of the shares underlying the option on December 15, 2010, and thereafter with respect to 5% of such shares on each successive one-month anniversary thereof, commencing with the first such anniversary; provided, however, that the executive officer remains an employee of the Company or any affiliate of the Company as of each vesting date; and provided further, that the option cannot begin vesting until the consummation of our public offering. However, upon the consummation of the public offering, the option will have an immediate vesting of all shares that would have otherwise vested at such time. Mr. Liang’s option also vests in full if he is terminated without cause.

On the same date, we also granted to Dr. Peter Linneman, an independent member of our board of directors and the chair of our governance and nominating committee, 20,000 restricted ordinary shares, 50% of which vest on the date of grant and the remaining of which shall vest on the twelve-month anniversary of the date of grant; provided, that the shares cannot begin vesting until the consummation of our public offering. However, upon the consummation of the public offering, all shares that would have otherwise vested at such time will vest in full.”

Transactions with Related Persons …, page 88

9.	We note that you have made payments to Longhai Construction, as disclosed in note 3 to your financials. Please revise your disclosure to address these payments in accordance with Item 404 of Regulation S-K or advise.

Company Response: We have revised the “Transactions with Related Persons” section to include the following disclosure of the payments made to Longhai Construction:

“One of our major contractors for our construction services and construction materials is Longhai Construction Ltd., a subsidiary of Longhai Group. In the fiscal years ended December 25, 2009 and 2008, we made payments to Lonhgai Construction Ltd. of approximately $13,784,000 and $9,008,000, respectively. In the nine months ended September 25, 2010 and 2009, these payments amounted to approximately $10,219,600 and $8,161,927, respectively.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
             Weiqing Zhang
             Chief Executive Officer